UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE SC 14F1

INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder

INTERNATIONAL MEDICAL STAFFING, INC.
(Exact name of registrant as specified in its Charter)

Commission File No.: 333-148158

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	41-2233202 (I.R.S. Employer Identification No.)

542 East 3rd Street, Brooklyn, New York 11219
(Address of principal executive offices)
Issuer’s telephone number: (912) 721-3640

INTRODUCTION

This Information Statement is being furnished to stockholders of record on June 4, 2009 owning shares of common stock, par value $0.0001 per share (the “Common Stock”) of International Medical Staffing, Inc., a Delaware corporation (the “Company”) pursuant to Section 14(f) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with a change in the members of the board of directors and officers of the Company.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY’S STOCKHOLDERS.

On the June 3, 2009 (the “Effective Date”), there were 5,600,000 shares of Common Stock outstanding.  Each share of Common Stock is entitled to one vote on the election of directors.

Effective June 3, 2009, a Stock Purchase Agreement (the “Agreement”) was entered into by and among PureSpectrum, Inc., a Nevada corporation (“PS” or “Buyer”) and Aron Fishl Paluch and Devorah Leah Bisk Katan (“Sellers”).  At the time the Agreement was entered into, Aron Fishl Paluch served as the President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director of the Company.  Prior to the transaction, each of Mr. Paluch and Ms. Katan, respectively, owned 3,000,000 and 600,000 shares of the Common Stock, respectively, which collectively represented 64.29% of the Company’s issued and outstanding 5,600,000 shares.

Pursuant to the terms of the Agreement, Sellers sold 3,600,000 of the Common Stock owned by them (the “Subject Shares”) to Buyer for an aggregate purchase price of $250,000.  The source of the funds to acquire these shares was the working capital of Buyer.  Taking into effect the transaction outlined above, Sellers own zero shares and the Buyer owns 3,600,000 shares of the Common Stock, representing 64.29% of the Company’s issued and outstanding 5,600,000 shares.

At the Effective Date, Mr. Paluch, resigned as the sole director of the Company, and Lee L. Vanatta, the President and Chief Executive Officer of Buyer, was elected as the sole director of the Company, both effective on the 11th day after the filing of this Schedule.  Also, effective at the Effective Date, Mr. Paluch resigned as the sole officer of the Company and Mr. Vanatta was elected as the sole officer of the Company.

VOTING SECURITIES

Prior to and after the Agreement described above, there were 5,600,000 shares of the Company’s Common Stock outstanding.  Each share of Common Stock entitles the holder thereto to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Effective Date, information concerning ownership of the Company’s securities by (i) each Director, (ii) each executive officer, (iii) all Directors and executive officers as a group; and (iv) each person known to the Company to be the beneficial owner of more than five percent (5%) of each class. The number and percentage of shares beneficially owned includes any shares as to which the named person has sole or shared voting power or investment power and any shares that the named person has the right to acquire within 60 days. The percentages listed below are based on 5,600,000 issued and outstanding shares of Common Stock:

Beneficial Ownership
Name of Beneficial Owner	Shares	Percentage
PureSpectrum, Inc.	3,600,000	64.29%
Lee L. Vanatta, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary, Sole Director	-0-	N/A
All Officers and Directors as a group	-0-	N/A
(1 person)

CHANGES IN CONTROL

On the Effective Date, Mr. Paluch and Ms. Katan transferred an aggregate of 3,600,000 shares to PS and, as a result, the Company experienced a change in control.

The Company knows of no other arrangements or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry, or investigation before or by any court, public board, government agency, self-regulatory organization or body pending, or to the knowledge of management, is threatened against or affecting the Company, or the Common Stock, in which an adverse decision could have a material adverse effect.

DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Agreement, Mr. Paluch resigned his positions as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer, as of the Effective Date, and as a Director, effective on the 11th day after the filing of this Schedule.  The following information relates to the sole incoming officer and director of the Company.

Name	Age	Position
Lee L. Vanatta	50	President, Chief Executive Officer, Chief Financial Officer, Secretary Treasurer, Sole Director

Lee L. Vanatta
President, Chief Executive Officer, Chief Financial Officer, Secretary Treasurer, and Sole Director

Mr. Vanatta has served as the President and CEO of PS since July 24, 2006, and as Managing Director and member of PureSpectrum, LLC, a Georgia limited liability company, during February - December, 2006.  During 2003-2005, Mr. Vanatta served as a co-founder and President of PanaSteel, LLC, a Savannah-based company manufacturing pre-engineered, cold-formed panelized steel framing systems for the residential and commercial building industry.

CERTAIN RELATED TRANSACTINS AND RELATIONSHIPS

None.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

BOARD COMMITTEES AND OTHER BOARD INFORMATION

Because our Board currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board or committees performing similar functions. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before our Board for consideration permits the sole officer and director to give sufficient time and attention to such matters to be involved in all decision making.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company’s executive officer does not receive any compensation or other remuneration in his capacity as such. There have been no stock options granted, exercised or held by any executive officer during the current fiscal year. The Company’s sole director presently serves without compensation, but is entitled to reimbursement for reasonable and necessary expenses incurred on behalf of the Company. No retirement, pension, profit-sharing, stock options or insurance programs have been adopted by the Company for the benefit of its employees.

EMPLOYMENT AGREEMENTS

The Company has not entered into any employment agreement with its sole officer or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNATIONAL MEDICAL STAFFING, INC.
(Registrant)

Date: June 8, 2009	By:	/S/ Lee L. Vanatta
Lee L. Vanatta President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION
PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.